Mail Stop 3561

May 23, 2006

Via Fax & U.S. Mail

Richard F. Lark, Jr.
Chief Financial Officer
GOL Linhas Aéreas Inteligentes S.A.
Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

Re: GOL Linhas Aéreas Inteligentes S.A. (the Company)
Form 20-F for the Fiscal Year Ended December 31, 2005
File No. 1-32221

Dear Mr. Lark:

We have reviewed your response letter dated May 15, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2005

Selected Financial Data, page 6

1. We note your response to our prior comment #1. We reissue our original comment. Please tell us and revise to disclose the substantive reason specific to

you that demonstrates the usefulness to investors of EBITDA when evaluating your performance, or in the alternative, respond to confirm that you will revise to eliminate presentation of this measure in future filings.

Note 5. Deposits, page F-10

2. We note your response to our prior comment #6. We reissue our original comment in part. Please tell us whether excess payments are refundable to you under the terms of your leases; whether lessors are contractually obligated to reduce future payments if amounts paid have exceeded actual maintenance costs; and whether you expect cumulative excess payments to exist at the end of the lease terms. Based on your response, it appears you may be relying on the possibility of future negotiations with lessors to determine whether excess payments may be used. If this is the case, we do not believe the possibility of renegotiating the terms of your leases in the future is relevant to the accounting for the actual terms of such leases. If maintenance payments required under your leases are nonrefundable, it would appear that your leases are similar, in substance, to leasing maintained aircraft and engines, in which case you should recognize both stated rent and stated maintenance expense over the term of the lease similar to rental expense.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief